SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A. A Publicly-Owned Company C.N.P.J. n°. 02.558.115/0001-21	TIM Sul S.A. A Publicly-Owned Company C.N.P.J. n°. 02.332.397/0001-44

NOTICE TO SHAREHOLDERS

Shareholders are hereby informed that the Boards of Directors of Tele Celular Sul Participações S.A. and Tim Sul S.A. resolved, on meetings held on April 2, 2004, that the documents listed in Comissão de Valores Mobiliários - CVM, the Brazilian Securities and Exchange Commission Rules n°s 207, of February 1, 1994 and 232, of February 10, 1995 shall from now on be published in Gazeta Mercantil - national issue.

Curitiba, April 5, 2004.

Paulo Roberto Cruz Cozza	Alvaro P. de Moraes Filho
Director of Investor Relations	Director of Investor Relations
Tele Celular Sul Participações S.A.	TIM Sul S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: April 06, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer